SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549





                            FORM 11-K





         ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934





          FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1993





                       BALDWIN TECHNOLOGY
                 PROFIT SHARING AND SAVINGS PLAN
               C/O BALDWIN TECHNOLOGY CORPORATION
                       401 SHIPPAN AVENUE
                       STAMFORD, CT 06904


         NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
 TO THE PLAN AND THE ADDRESS OF ITS PRINCIPLE EXECUTIVE OFFICE:
                BALDWIN TECHNOLOGY COMPANY, INC.
                       65 ROWAYTON AVENUE
                       ROWAYTON, CT 06853

                       BALDWIN TECHNOLOGY

                 PROFIT SHARING AND SAVINGS PLAN



                              INDEX



                                                            Page

Report of Independent Accountants                             2

Statement of Financial Condition at
     September 30, 1993                                       3
     September 30, 1992                                       4


Statement of Income and Changes in Plan Equity
     For the Fiscal Year Ended September 30, 1993             5
     For the Fiscal Year Ended September 30, 1992             6
     For the Fiscal Year Ended September 30, 1991             7


Statement of Investments at
     September 30, 1993                                       8
     September 30, 1992                                       9

Notes to Financial Statements                                 10

Signatures                                                    16



Exhibit #1 - Consent of Price Waterhouse (filed herewith)

               REPORT OF INDEPENDENT ACCOUNTANTS



To  the  Participants and Administrative Committee of the Baldwin
Technology Profit Sharing and Savings Plan


In our opinion, the accompanying financial statements listed in the index on page 1 present fairly, in all material respects, the financial position of the Baldwin Technology Profit Sharing and Savings Plan at September 30, 1993 and 1992, and the changes in its financial position for each of the three years in the period ended September 30, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.







PRICE WATERHOUSE

Stamford, Connecticut
December 23, 1993

                                   BALDWIN TECHNOLOGY

                              PROFIT SHARING AND SAVINGS PLAN
                             STATEMENT OF FINANCIAL CONDITION

                                    SEPTEMBER 30, 1993



                                                            SAVINGS
                                                             PLAN    STOCK
                                    FIXED INCOME   EQUITY    STOCK   BONUS
                                        FUND        FUND     FUND    FUND     TOTAL

Assets:
Investments at market value:
   Guaranteed income securities     $ 8,552,673 $          $        $      $ 8,552,673
   Baldwin Technology Company, Inc.
    Class A common stock                                    260,093  2,880     262,973
   Common stock
   Temporary investments              5,259,463      4,353    1,869      4   5,265,689
   Interest and dividend receivable      91,967                                 91,967
                                     13,904,103      4,353  261,962  2,884  14,173,302

   Contributions receivable             452,521     73,510   35,489            561,520
   Cash                                       9  2,124,217                   2,124,226

          Total assets               14,356,633  2,202,080  297,451  2,884  16,859,048

Liabilities:
   Distribution payable                 376,021               4,728     47     380,796

          Total liabilities             376,021               4,728     47     380,796

   Net assets representing
   participants equity              $13,980,612 $2,202,080 $292,723 $2,837 $16,478,252

                                  See Accompanying Notes

                                    BALDWIN TECHNOLOGY
                              PROFIT SHARING AND SAVINGS PLAN
                             STATEMENT OF FINANCIAL CONDITION

                                    SEPTEMBER 30, 1992


                                                            SAVINGS
                                                             PLAN    STOCK
                                    FIXED INCOME   EQUITY    STOCK   BONUS
                                        FUND        FUND     FUND    FUND     TOTAL

Assets:
Investments at market value:
   Guaranteed income securities     $12,553,143                            $12,553,143
   Baldwin Technology Company, Inc.
        Class A common stock                                200,115  2,685     202,800
   Common stock                                  1,561,511                   1,561,511
   Temporary investments                 26,324                 875      1      27,200
   Interest and dividend receivable     120,337                                120,337
                                     12,699,804  1,561,511  200,990  2,686  14,464,991

   Contributions receivable             324,064     27,320   21,587            372,971
   Cash                                       7         36       10                 53

          Total assets               13,023,875  1,588,867  222,587  2,686  14,838,015

Liabilities:
   Distribution payable                 234,236     63,179    3,079     89     300,583

          Total liabilities             234,236     63,179    3,079     89     300,583

Net assets representing
Participant's equity                $12,789,639 $1,525,688 $219,508 $2,597 $14,537,432

                                      See Accompanying Notes

                                     BALDWIN TECHNOLOGY
                              PROFIT SHARING AND SAVINGS PLAN
                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1993


                                                            SAVINGS
                                                             PLAN    STOCK
                                    FIXED INCOME   EQUITY    STOCK   BONUS
                                        FUND        FUND     FUND    FUND     TOTAL

Net assets at September 30, 1992    $12,789,639 $1,525,688 $219,508 $2,597 $14,537,432

Add:
   Company contributions                452,520     73,512   35,489     41     561,562
   Participant's contributions          696,071    126,011   64,231            886,313
   Interest                           1,110,684         10       51          1,110,745
   Dividends                              7,473     18,448                      25,921
   Net realized gain (loss) on sales of
    investments                         859,262    (33,706)     (72)           825,484
   Net change in unrealized gain (loss)
    on investments-                               (420,694)  67,492    550    (352,652)
   Other                                 41,682      5,660   (1,064)            46,278
   Transfer among accounts               (8,480)    44,002  (35,522)
                                     15,089,589  2,231,899  316,479  3,116  17,641,083
Less:-
   Distributions:
    Benefit payments                  1,108,977     14,698   23,116    274   1,147,065
    Expenses                                        15,121      640      5      15,766
                                      1,108,977     29,819   23,756    279   1,162,831

Net assets at September 30, 1993    $13,980,612 $2,202,080 $292,723 $2,837 $16,478,252


                                      See Accompanying Notes

                                   BALDWIN TECHNOLOGY
                              PROFIT SHARING AND SAVINGS PLAN
                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1992


                                                            SAVINGS
                                                             PLAN    STOCK
                                    FIXED INCOME   EQUITY    STOCK   BONUS
                                        FUND        FUND     FUND    FUND     TOTAL

Net assets at September 30, 1991    $13,539,485 $1,136,880 $399,084 $5,240 $15,080,689

Add:
   Company contributions                324,064     27,320   21,588     74     373,046
   Participant's contributions          711,560     92,444   77,106            881,110
   Interest                           1,172,203         87       95      4   1,172,389
   Dividends                                        15,613      307             15,920
   Net realized gain (loss) on sales of
    investments
                                                   114,061  (50,831)    93      63,323
   Net change in unrealized gain (loss)
    on investments                                (157,124)(131,092)(2,176)   (290,392)
   Other                                     85                                     85
   Transfer among accounts             (672,647)   693,612  (20,965)
                                     15,074,750  1,922,893  295,292  3,235  17,296,170
Less:-
   Distributions:
    Benefit payments                  2,285,084    386,273   75,780    638   2,747,775
    Expenses                                 27     10,932        4             10,963
                                      2,285,111    397,205   75,784    638   2,758,738

Net assets at September 30, 1992    $12,789,639 $1,525,688 $219,508 $2,597 $14,537,432

                                      See Accompanying Notes

                                    BALDWIN TECHNOLOGY
                              PROFIT SHARING AND SAVINGS PLAN
                      STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                       FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1991


                                                            SAVINGS
                                                             PLAN    STOCK
                                    FIXED INCOME   EQUITY    STOCK   BONUS
                                        FUND        FUND     FUND    FUND     TOTAL

Net assets at September 30, 1990    $14,112,554  $ 998,646 $318,486 $6,751 $15,436,437

Add:
   Company contributions                169,045     12,283    6,644    315     188,287
   Participants contributions           715,050     90,435   91,878            897,363
   Interest                           1,202,205      3,214      518      1   1,205,938
   Dividends                                        12,221    3,725     61      16,007
   Net realized gain (loss) on sales of
    investments                                    129,045  (86,903)   277      42,419
   Net change in unrealized gain (loss)
    on investments                                 314,395   44,931 (1,249)    358,077
   Other                                    764                                    764
   Transfer among accounts              165,372   (226,318)  60,946
                                     16,364,990  1,333,921  440,225  6,156  18,145,292

Less:-
   Distributions:
    Benefit payments                  2,825,505    187,972   41,140    916   3,055,533
    Expenses                                         9,069        1              9,070
                                      2,825,505    197,041   41,141    916   3,064,603

Net assets at September 30, 1991    $13,539,485 $1,136,880 $399,084 $5,240 $15,080,689

                                      See Accompanying Notes

BALDWIN TECHNOLOGY
                 PROFIT SHARING AND SAVINGS PLAN
                    STATEMENT OF INVESTMENTS
                       SEPTEMBER 30, 1993


                                                      APPROXIMATE
                                 SHARES OR              MARKET
                                   UNITS      COST      VALUE

Fixed Income Fund


Equitable Life Assurance #3329
Branch 9, Part 9
9.2% Maturing August 31, 1994    2,417,350 $2,417,350 $2,417,350

Equitable Life Assurance #3329
Branch 11 Part 11
9.0% Maturing August 30, 1995    6,135,324  6,135,323  6,135,323
                                            8,552,673  8,552,673
Fleet Bank N.A.
Short Term Investment Fund          21,104     21,104     21,104

Merrill Lynch CMA
Treasury Fund                    5,238,358  5,238,359  5,238,359
                                            5,259,463  5,259,463

Savings Plan Equity Fund

Fleet Bank N.A.
Short Term Investment Fund           4,371      4,371      4,353


Stock Fund

Baldwin Technology Company, Inc.
Class A Common Stock                58,606    343,586    260,093

Fleet Bank N.A.
Short Term Investment Fund           1,869      1,869      1,869

Stock Bonus Fund

Baldwin Technology Company, Inc.
Class A Common Stock                   649      2,658      2,880

Fleet Bank N.A.
Short Term Investment Fund               4          4          4



BALDWIN TECHNOLOGY
                 PROFIT SHARING AND SAVINGS PLAN
                    STATEMENT OF INVESTMENTS
                       SEPTEMBER 30, 1992


                                                      APPROXIMATE
                                 SHARES OR              MARKET
                                   UNITS      COST      VALUE

Fixed Income Fund



Equitable Life Assurance #3329
Branch 8, Part 8
9.2% Maturing August 31, 1993    4,550,305 $4,550,305 $4,550,305

Equitable Life Assurance #3329
Branch 9 Part 9
9.0% Maturing August 30, 1994    2,213,690  2,213,690  2,213,690

Equitable Life Assurance #3329
Branch 11, Park 11
9.0% Maturing August 30, 1995    5,789,147  5,789,148  5,789,148
                                           12,553,143 12,553,143

Merrill Lynch CMA
Treasury Fund                       26,324     26,324     26,324

Savings Plan Equity Fund

Equitable Capital Management
Common Stock Fund                   26,279  1,140,835  1,561,511


Stock Fund

Baldwin Technology Company, Inc.
Class A Common Stock                53,364    351,100    200,115

Fleet Bank N.A.
Short Term Investment Fund             875        875        875

Stock Bonus Fund

Baldwin Technology Company, Inc.
Class A Common Stock                   716      3,013      2,685

Fleet Bank N.A.
Short Term Investment Fund               1          1          1


                       BALDWIN TECHNOLOGY
                 PROFIT SHARING AND SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Baldwin Technology Profit Sharing and Savings
Plan (the Plan) in the preparation of its financial statements:

a.   Security Valuation

     Common stocks included in the Savings Plan Equity Fund, Stock Fund and Stock Bonus Fund are valued at the last sales price of the last business day of the Plan year, as reported by The Wall Street Journal as "Composite Transactions" on the applicable stock exchanges.

b.   Investment Income

     Interest and dividend income are recorded on the accrual basis.

c.   Administration

     The plan is administered by a committee (the Committee) appointed by the Board of Directors of Baldwin Technology
     Corporation.

d.   Administrative Expenses

     All  administrative expenses of the Plan are paid by Baldwin
     Technology  Corporation, (the Company), except  for  Savings
     Plan Equity Fund asset management fees, which are paid by that fund.

NOTE 2 - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan and is available to substantially all employees of the Company. Under the Plan, participating employees must make a Basic Contribution of 3% of their compensation (up to $40,000) and may make an Additional Elective Contribution of up to 25% of their compensation, on both a tax-deferred and taxable basis into one or a combination of four funds (without regard to the $40,000 cap) which purchase common stock of the Company, shares of a pooled separate common stock fund, guaranteed investment contracts with an insurance company or units in the Merrill Lynch Cash Management Account that invests in treasury notes. For each employee participating in the Plan, the employer may contribute an amount as the Board of Directors in its absolute discretion may determine. The Company, at the discretion of the Board of Directors, may also

                               10
make stock bonus contributions to the Plan in such amounts as it may determine, either in the form of shares of the Company's
Class A Common Stock or in cash to be used to purchase such stock. Stock Bonus contributions are allocated among all active participants on a pro rata basis. Pursuant to the Tax Reform Act of 1986, the maximum tax-deferred contribution an employee may make this year is $8,994.

Participants shall, at all times, be fully vested in the current value of their contributions and stock bonus contributions and become vested in employer contributions, based upon their years of vesting service, as shown below:

             Years of                     Vested
          Vesting Service               Percentage

          Less than 3 years                0%
          3 but less than 4               20%
          4 but less than 5               40%
          5 but less than 6               60%
          6 but less than 7               80%
          7 or more                      100%

Employees who are age 55 or older, or who become disabled or die while employed, are automatically 100% vested in the valued of the company contributions credited to their accounts.

NOTE 3 - INVESTMENT OF FUNDS

Participant contributions are paid every week to the Trustee by the Company.

1. The company Stock Fund contributions are invested solely in Baldwin Technology Company, Inc. Class A Common Stock.

2. The Fixed Income Fund contributions are invested in accordance with contracts with Equitable Life Assurance Society of the United States and are guaranteed an interest rate through August 31, 1995 of not less that 9.0%. Contributions to the Merrill Lynch Cash Management Account invest in treasury notes with an effective yield at September 30, 1993 of 2.44%.

3.   The  Savings  Plan  Equity Fund contributions  are  invested
     primarily   in   common   stocks,  debentures,   convertible
     preferred stock, or similar equity instruments.

At   September   30,   1993,  the  number  of  active   employees
participating  under the Fixed Income, Equity,  and  Stock  Bonus
Funds were 263, 109, 78, and 218 respectively.

NOTE 4 - DISTRIBUTIONS AND FORFEITURES

Distributions from the Plan at termination of employment will be made in the form of a single lump-sum distribution consisting of the cash value of the participant's interests in the Fixed Income, Savings Plan Equity and Stock Funds. The amount of the distribution attributable to the participant's stock bonus account shall be distributed in the form of shares of Baldwin Stock. Not withstanding the foregoing, a participant may request to receive benefits in a form other than as above and the Plan Administrator may make available an alternative form of distribution.

Upon a participant's termination of employment by reason of retirement, total and permanent disability or death, the entire balance of the participant's account determined as of the Valuation Date coinciding with or next following the date of the termination will be paid to the participant, or in the case of death, to the participant's designated beneficiary.

Upon termination of employment for reasons other than those set forth above, the entire balance of the participant's account, to the extent vested, determined as of the Valuation Date coinciding with or next following the date of termination will be paid to the participant. Amounts which have not vested will be forfeited except that, should a participant resume employment within 60 months of termination, the amount of such forfeiture may be restored to his or her account. Contributions and earnings thereon which have been forfeited will be available as additional employer contributions for the designated unit of the employer in which it arose.

NOTE 5 - FEDERAL INCOME TAXES
The Plan is a qualified plan under the applicable provisions of the Internal Revenue Code and no federal income taxes are required to be paid by the Plan. Employee contributions made from pre-tax salary are not currently reportable as Income for federal income tax purposes. Employees are not taxed currently on Company contributions to the Plan or on income earned by the Plan until such amounts are distributed.

NOTE 6 - REPORTABLE TRANSACTIONS

Reportable  transactions  as defined by the  Employee  Retirement
Income Security Act of 1974, as amended, are as follows:

                          YEAR ENDED SEPTEMBER 30, 1993

                           Total     Total     Total       Total        Total       Net
                           #  of     #  of     Value       Value        Cost      Realized
Description of Assets    Purchases   Sales   Purchases     Sales        Sales     Gain/Loss


Equitable Life Assur        12        1      $  418,628  $4,968,933  $4,968,933  $      -
#3329 Branch 8, Part 8
9.2% Mat 8-31-93

Equitable Life Assur        12        -         203,660       -               -         -
#3329 Branch 9, Part 9
9.2% Mat 8-31-94

Equitable Life Assur        12        1         511,677     165,500     165,500         -
#3329 Branch 11, Part 11
9.0% Mat 8-31-95

Equitable Capital           65       16         282,050   2,282,149   1,422,887  859,262
Management Common Stock
Fund

Baldwin Technology Co.      54       25         180,450     159,790     193,496  (33,706)
Class A Common Stock

Fleet EMP Directed Acct    140      132       5,568,048   5,567,917   5,567,989      (72)
Temporary Investment
Fund

Merrill Lynch               52       15       5,873,370    642,4850     642,485         -
CMA Treasury Fund

NOTE 7 - TERMINATION OF THE PLAN

It is the intent of the Company that the Plan continue into the future;however, the Committee reserves the right to terminate the Plan. In the event the Plan is terminated, the assets of the Plan will be distributed to the participants in proportion to their respective interests in the plan.

NOTE 8 - NET REALIZED GAIN/(LOSS) ON SALES OF INVESTMENTS

The net realized gain/(loss) on sale or maturity of investments during fiscal 1993, 1992 and 1991 was computed as follows:

                          SAVINGS
                           PLAN                  STOCK
                          EQUITY      STOCK      BONUS
                           FUND       FUND       FUND     TOTAL
For the year ended
September 30, 1993

Proceeds                 $2,330,331  $154,257  $  534  $2,485,122
Cost of Investments sold
or matured, cost being
determined on an
average cost basis        1,471,069   187,963     606   1,659,638

Net realized gain/(loss) $  859,262  $(33,706)  $ (72) $  825,484

For the year ended
September 30, 1992

Proceeds                 $  492,129  $105,380    $676    $598,185
Cost of Investments sold
or matured, cost being
determined on an
average cost basis          378,068   156,211     583     534,862

Net realized gain/(loss) $  114,061  $(50,831)   $ 93    $ 63,323

For the year ended
September 30, 1991

Proceeds                 $  698,736  $409,705  $1,982  $1,110,423
Cost of Investments
sold or matured, cost
being determined on an
average cost basis          569,691   496,608   1,705   1,068,004

Net realized gain/(loss) $  129,045  $(86,903) $  277  $   42,419

NOTE 9 - NET UNREALIZED GAIN (LOSS) ON INVESTMENT

A summary of net unrealized gain (loss) on Investments for fiscal 1993, 1992, and 1991 are as follows:

                          SAVINGS
                           PLAN                  STOCK
                          EQUITY      STOCK      BONUS
                           FUND       FUND       FUND     TOTAL
For the year ended
September 30, 1993

Unrealized gain (loss)
on Investments:
   Beginning of year      $ 420,676 $(150,985)  $(328) $ 269,363
   End of year                  (18)  (83,493)    222    (83,289)

Unrealized gain (loss)
on investments
for the year              $(420,694) $ 67,492  $  550  $(352,652)

For the year ended
September 30, 1992

Unrealized gain (loss)
on Investments:
   Beginning of year      $ 577,800 $ (19,893)$ 1,848   $559,755
   End of year              420,676  (150,985)   (328)   269,363

Unrealized gain (loss)
on investments
for the year              $(157,124)$(131,092)$(2,176) $(290,392)

For the year ended
September 30, 1991

Unrealized gain (loss)
on Investments:
  Beginning of year       $ 263,405 $ (64,824)$ 3,097    $201,678
  End of year               577,800   (19,893)  1,848     559,755

Unrealized gain (loss)
on investments
for the year              $ 314,395 $  44,931 $(1,249)   $358,077

NOTE 10 - SUBSEQUENT EVENTS
There have been two changes to the plan which take effect October 1, 1993. First, participants will be given a wider range of investment options over the ones currently offered. With the exception of the Baldwin Stock Fund, which will remain unchanged, the current three funds managed by the Equitable and Merrill Lynch will be replaced by five mutual funds managed by the American Funds

                               15
Group. Secondly, newly hired employees will be able to roll their contributions from their previous employer's plan into the Baldwin Plan beginning in fiscal 1994. The changes noted above have not resulted in amendments to the plan or trust agreements and are within guidelines specified by the plan.


                                SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




       Baldwin Technology Profit Sharing and Savings Plan





Date:  December 23, 1993     By:/s/Helen M. Mitchell______________
                             Helen M. Mitchell, Plan Administrator
                             Baldwin Technology Corporation

                          EXHIBIT #1



               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectuses constituting part of the Registration Statements on Form S-8 (no. 33-20611 and 33-30455) of Baldwin Technology Company, Inc. of our report dated December 23, 1993 appearing on page 2 of this Form 11-K.







PRICE WATERHOUSE

Stamford, Connecticut
January 11, 1994